

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

February 13, 2009

Mr. Ian Quinn
Chairman, Chief Executive Officer, and Chief Financial Officer
Charmed Homes Inc.
60 Mount Kidd Point, S.E.
Calgary, Alberta T2Z 3C5, Canada

Re: Charmed Homes Inc.
        Revised Preliminary Information Statement on Schedule 14C
        Filed January 27 and 30, 2009
        File No. 0-53285

Dear Mr. Quinn:

        We performed a preliminary review of the filings and your response dated February 9, 2009, and have the accounting comment below. After we receive your response to the comment and complete our review of the filings, we may have additional comments.

        Item 1 of Schedule 14C requests the information called for by all of the items of Schedule 14A that would be applicable to any matter to be acted upon at the meeting if proxies were to be solicited in connection with the meeting. Therefore, although Mr. Quinn and Mr. Liggins have approved the transaction and you are not soliciting proxies, the information statement should include the information requested by Item 14 of Schedule 14A, as if proxies were to be solicited. Please revise to provide the full annual and interim financial statements for IntelaSight, Inc. ("Iveda") as outlined in Item 14, which refers to Part C and Item 17 of Form S-4.

        As appropriate, please file a revised preliminary proxy statement and respond to the comment within 10 business days or tell us when you will provide us a response. You may wish to provide us marked copies of the revised preliminary proxy statement to expedite our review. Please furnish a cover letter with your revised preliminary proxy statement that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your revised preliminary proxy statement and response to our comment.

        We urge all persons responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filings includes all information investors required under the Exchange Act and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the adequacy and accuracy of the disclosures that they have made.

In connection with responding to our comments, please provide a written statement from each of Charmed and Iveda in which they acknowledge that:

- Charmed and Iveda are responsible for the adequacy and accuracy of the disclosure in the filing.

- Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

- Charmed and Iveda may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey L. McKoy, Staff Accountant, at (202) 551-3772, Melissa N. Rocha, Senior Staff Accountant, at (202) 551-3854, or myself at (202) 551-3355 with any questions regarding the comment. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Pamela A. Long, Assistant Director, at (202) 551-3765 with any questions regarding other disclosure matters.

Sincerely,

Terence S. O'Brien
Accounting Branch Chief